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                              December 10, 2020

       Michael Karnjanaprakorn
       Chief Executive Officer
       Otis Gallery LLC
       335 Madison Ave, 16th Floor
       New York, NY 10017

                                                        Re: Otis Gallery LLC
                                                            Post-qualification
Amendment No. 13 to
                                                            Offering Statement
on Form 1-A
                                                            Filed November 25,
2020
                                                            File No. 024-10951

       Dear Mr. Karnjanaprakorn:

             We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post-qualification Amendment No. 13 to Offering Statement on Form 1-A, filed November 25,
       2020

       Plan of Distribution
       Bonus Interest Program, page 35

   1. We note your disclosure that the bonus interests are available on a "first-come, first-served basis." Therefore, it
appears that you are offering a discounted price to encourage early investment. In this
regard, the offering of all securities will not be commenced within two calendar days following
the qualification date of your filing, and therefore, this is a delayed primary
offering, which is not permitted by Regulation A. See Rule 251(d)(3).
                                                        Please amend your
disclosure to remove this incentive from your filing, or revise your bonus share program so
that it does not constitute a delayed primary offering. As a related matter, it is unclear
whether you are seeking to qualify the bonus shares. If you revise your bonus share
program to comply with Rule 251(d)(3), please also amend your offering circular to
qualify the bonus shares.
 Michael Karnjanaprakorn
Otis Gallery LLC
December 10, 2020
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at
(202) 551-3442 with
any questions.



                                                             Sincerely,
FirstName LastNameMichael Karnjanaprakorn
                                                             Division of
Corporation Finance
Comapany NameOtis Gallery LLC
                                                             Office of Trade &
Services
December 10, 2020 Page 2
cc:       Louis A. Bevilacqua
FirstName LastName